UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Seres Therapeutics Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

81750R102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81750R102	13G	Page 2 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Flagship Ventures Fund 2007, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 599,297 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 599,297 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 599,297 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.53%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 81750R102	13G	Page 3 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Flagship Ventures 2007 General Partner LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY EACH REPORTING WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 599,297 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 599,297 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 599,297 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.53%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 81750R102	13G	Page 4 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Flagship Ventures Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,877,976 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,877,976 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,877,976 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.41%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 81750R102	13G	Page 5 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Flagship Ventures Fund IV-Rx, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,205,603 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,205,603 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,205,603 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.65%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 81750R102	13G	Page 6 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Flagship VentureLabs IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,055,556 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,055,556 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,055,556 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.82%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 81750R102	13G	Page 7 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Flagship Ventures Fund IV General Partner LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,083,579 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,083,579 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,083,579 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 36.06%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 81750R102	13G	Page 8 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Noubar B. Afeyan, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,682,876 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,682,876 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,682,876 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 37.59%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 81750R102	13G	Page 9 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edwin M. Kania, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,682,876 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,682,876 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,682,876 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 37.59%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 81750R102	13G	Page 10 of 17

Item 1(a).	Name of Issuer:

Seres Therapeutics Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

215 First Street, Cambridge, Massachusetts 02142

Item 2(a).	Names of Persons Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

Flagship Ventures Fund 2007, L.P. (“Flagship 2007 Fund”)

Flagship Ventures 2007 General Partner LLC (“Flagship 2007 GP”)

Flagship Ventures Fund IV, L.P. (“Flagship IV Fund”)

Flagship Ventures Fund IV-Rx, L.P. (“Flagship IV-Rx Fund”)

Flagship VentureLabs IV, LLC (“Flagship VentureLabs IV”)

Flagship Ventures Fund IV General Partner LLC (“Flagship IV GP”)

Noubar B. Afeyan, Ph.D. (“Mr. Afeyan”)

Edwin M. Kania, Jr. (“Mr. Kania”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

c/o Flagship Ventures

One Memorial Drive, 7th Floor

Cambridge, Massachusetts 02142

Item 2(c).	Citizenship:

Flagship 2007 Fund	Delaware limited partnership

Flagship 2007 GP	Delaware limited liability company

Flagship IV Fund	Delaware limited partnership

Flagship IV-Rx Fund	Delaware limited partnership

Flagship VentureLabs IV	Delaware limited liability company

Flagship IV GP	Delaware limited liability company

Mr. Afeyan	U.S. citizen

Mr. Kania	U.S. citizen

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value (“Common Stock”).

Item 2(e).	CUSIP Number:

81750R102.

CUSIP No. 81750R102	13G	Page 11 of 17

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

As of December 31, 2015: (i) Flagship 2007 Fund was the record owner of 599,297 shares of Common Stock (the “Fund 2007 Shares”), (ii) Flagship IV Fund was the record owner of 8,822,420 shares of Common Stock (the “Fund IV Shares”), (iii) Flagship IV-Rx Fund was the record owner of 2,205,603 shares of Common Stock (the “Fund IV-Rx Shares”) and (iv) Flagship VentureLabs IV was the record owner of 3,055,556 shares of Common Stock (the “VentureLabs IV Shares” and, collectively with the Fund IV Shares and the Fund IV-Rx Shares, the “Flagship IV Shares”). The Fund 2007 Shares and the Flagship IV Shares are collectively referred to herein as the “Shares.”

Flagship 2007 GP is the general partner of Flagship 2007 Fund and, as such, may be deemed to beneficially own the Fund 2007 Shares.

Flagship IV Fund is the manager of Flagship VentureLabs IV and, as such, may be deemed to beneficially own the VentureLabs IV Shares.

Flagship IV GP is the general partner of each of Flagship IV Fund and Flagship IV-Rx Fund and, as such, may be deemed to beneficially own the Flagship IV Shares.

Messrs. Afeyan and Kania are the managers of each of Fund 2007 GP and Fund IV GP and have shared voting and dispositive power over the Shares. Accordingly, Messrs. Afeyan and Kania may be deemed to beneficially own the Shares.

Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares except to the extent of its or his pecuniary interest in such Shares.

The ownership percentages reported above are based on an aggregate of 39,055,767 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

(b)	Percent of Class:

Flagship 2007 Fund	1.53%
Flagship 2007 GP	1.53%
Flagship IV Fund	30.41%
Flagship IV-Rx Fund	5.65%
Flagship VentureLabs IV	7.82%
Flagship IV GP	36.06%
Mr. Afeyan	37.59%
Mr. Kania	37.59%

(c)	Number of shares as to which such person has:

CUSIP No. 81750R102	13G	Page 12 of 17

(i)	sole power to vote or to direct the vote:
	Flagship 2007 Fund	0
	Flagship 2007 GP	0
	Flagship IV Fund	0
	Flagship IV-Rx Fund	0
	Flagship VentureLabs IV	0
	Flagship IV GP	0
	Mr. Afeyan	0
	Mr. Kania	0
(ii)	shared power to vote or to direct the vote:
	Flagship 2007 Fund	599,297
	Flagship 2007 GP	599,297
	Flagship IV Fund	11,877,976
	Flagship IV-Rx Fund	2,205,603
	Flagship VentureLabs IV	3,055,556
	Flagship IV GP	14,083,579
	Mr. Afeyan	14,682,876
	Mr. Kania	14,682,876
(iii)	sole power to dispose or to direct the disposition of:
	Flagship 2007 Fund	0
	Flagship 2007 GP	0
	Flagship IV Fund	0
	Flagship IV-Rx Fund	0
	Flagship VentureLabs IV	0
	Flagship IV GP	0
	Mr. Afeyan	0
	Mr. Kania	0
(iv)	shared power to dispose or to direct the disposition of:
	Flagship 2007 Fund	599,297
	Flagship 2007 GP	599,297
	Flagship IV Fund	11,877,976
	Flagship IV-Rx Fund	2,205,603
	Flagship VentureLabs IV	3,055,556
	Flagship IV GP	14,083,579
	Mr. Afeyan	14,682,876
	Mr. Kania	14,682,876

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 81750R102	13G	Page 13 of 17

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Each of the Reporting Persons expressly disclaims membership in a “Group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d–1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

CUSIP No. 81750R102	13G	Page 14 of 17

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

FLAGSHIP VENTURES 2007 FUND, L.P.

By:	Flagship Ventures 2007 General Partner LLC
General Partner

	By:	/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D.
Manager

FLAGSHIP VENTURES 2007 GENERAL PARTNER LLC

	By:	/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D.
Manager

FLAGSHIP VENTURES FUND IV, L.P.

By:	Flagship Ventures Fund IV General Partner LLC
General Partner

	By:	/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D.
Manager

FLAGSHIP VENTURES FUND IV-Rx, L.P.

By:	Flagship Ventures Fund IV General Partner LLC
General Partner

	By:	/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D.
Manager

CUSIP No. 81750R102	13G	Page 15 of 17

FLAGSHIP VENTURELABS IV, LLC

By:	Flagship Ventures Fund IV, L.P.
Manager

	By:	Flagship Ventures Fund IV General Partner LLC
General Partner

	By:	/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D.
Manager

FLAGSHIP VENTURES FUND IV GENERAL PARTNER LLC

	By:	/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D.
Manager

/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D.

/s/ Edwin M. Kania, Jr.
Edwin M. Kania, Jr.